UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

BurgerFi International, Inc.
(Name of Issuer)

Class A Common Stock, $.0001 par value
(Title of Class of Securities)

12122L01
(CUSIP Number)

The John Rosatti Family Trust dated August 27, 2001, as amended 101 US Highway 1 North Palm Beach, Florida 33408 (561) 650-7940
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

Laura Anthony, Esq.

Anthony L.G., PLLC

625 N. Flagler Drive, Suite 600

West Palm Beach, FL 33401

(561) 514-0936

January 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12122L101

1	NAMES OF REPORTING PERSONS The John Rosatti Family Trust dated August 27, 2001, as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,018,396
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,018,396
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,018,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1 The percentage is based on 22,253,232 shares of common stock outstanding as of November 10, 2022 (according to the cover of the issuer’s Quarterly Report on Form 10-Q for the quarter ended October 3, 2022, filed with the Securities and Exchange Commission on November 16, 2022).

CUSIP No. 12122L101

1	NAMES OF REPORTING PERSONS John Rosatti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,018,396
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,018,396
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,018,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

2 The percentage is based on 22,253,232 shares of common stock outstanding as of November 10, 2022 (according to the cover of the issuer’s Quarterly Report on Form 10-Q for the quarter ended October 3, 2022, filed with the Securities and Exchange Commission on November 16, 2022).

CUSIP No. 12122L101

AMENDMENT NO. 10 TO SCHEDULE 13D

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed by The John Rosatti Family Trust dated August 27, 2001, as amended, (“The John Rosatti Family Trust”) and its sole trustee, John Rosatti (“Mr. Rosatti”) (collectively, the “Reporting Persons”) filed on April 29, 2021 (the “Original Statement”), as amended by Amendment No. 1 to Schedule 13D, filed on May 28, 2021, Amendment No. 2 filed on June 7, 2021, Amendment No. 3 filed on June 11, 2021, Amendment No. 4 filed on June 17, 2021, Amendment No. 5 filed on August 10, 2021, Amendment No. 6 filed on March 11, 2022, Amendment No. 7 filed on August 17, 2022, Amendment No. 8 filed on October 11, 2022 Amendment No. 9 filed on January 9, 2023 (with the Original Statement, the “Statement”) as relating to the common stock, par value $0.0001 per share (“Common Stock”), of BurgerFi International, Inc. (the “Company” or “Issuer”). The principal executive offices of the Issuer are located at 200 West Cypress Creek Rd., Suite 220, Fort Lauderdale, Florida 33309.

Except as specifically amended by this Amendment, items in the Statement are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Statement.

Item 3. Source and Amount of Funds or Other Considerations.

On January 23, 2023 The John Rosatti Family Trust acquired 200,000 shares of the Issuer’s Common Stock pursuant to a Settlement Agreement with the Issuer dated January 11, 2023 (the “Settlement Agreement”) and on January 24, 2023 The John Rosatti Family Trust acquired 849,056 shares of the Issuer’s Common Stock pursuant to the Settlement Agreement (referred to herein together as the “Shares”).

Item 4. Purpose of Transaction.

The John Rosatti Family Trust acquired the Shares pursuant to a Settlement Agreement as  described in Item 3 above. Subject to on-going evaluation, except as set forth above, The John Rosatti Family Trust has no current plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

(a) The John Rosatti Family Trust dated August 27, 2001, as amended, beneficially owns 4,018,396 shares of the Issuer’s Common Stock, which represent approximately 18.1% of the outstanding shares of Common Stock. By reason of being the trustee of The John Rosatti Family Trust dated August 27, 2001, as amended, Mr. Rosatti may be deemed to beneficially own 4,018,396 shares of Common Stock, which represent approximately 18.1% of the outstanding shares of Common Stock.

(b) The John Rosatti Family Trust dated August 27, 2001, as amended, has the sole power to vote and sole power to dispose of 4,018,396 shares of the Issuer’s Common Stock, which represents approximately 18.1% of the outstanding shares of Common Stock. By reason of being the trustee of The John Rosatti Family Trust dated August 27, 2001, as amended, Mr. Rosatti may be deemed to have shared power to vote and dispose of 4,018,396 shares of Common Stock, which represents approximately 18.1% of the outstanding shares of Common Stock.

(c) On dates specified below, The John Rosatti Family Trust sold Issuer’s Common Shares on the open market at the prices specified:

Date	Shares Sold	Price
01/09/2023	5,000	$1.42
01/10/2023	5,000	$1.42
01/11/2023	5,000	$1.45
01/12/2023	5,000	$1.58
01/13/2023	5,000	$1.65
01/17/2023	5,000	$1.73
01/18/2023	5,000	$1.72
01/19/2023	5,000	$1.65
01/20/2023	5,000	$1.71
01/23/2023	5,000	$1.70
01/24/2023	5,000	$1.68
01/25/2023	5,000	$1.66
01/26/2023	5,000	$1.63
01/27/2023	5,000	$1.66
01/30/2023	5,000	$1.68
01/31/2023	5,000	$1.73
02/1/2023	5,000	$1.76
02/2/2023	5,000	$1.81
02/3/2023	5,000	$1.77
02/6/2023	5,000	$1.68
02/7/2023	5,000	$1.64
02/8/2023	5,000	$1.64
02/9/2023	5,000	$1.59
02/10/2023	5,000	$1.62
02/13/2023	5,000	$1.61
02/14/2023	5,000	$1.64
02/15/2023	5,000	$1.69
02/16/2023	5,000	$1.64
02/17/2023	5,000	$1.68
02/21/2023	5,000	$1.66
02/22/2023	5,000	$1.64
02/23/2023	5,000	$1.61
02/24/2023	5,000	$1.60
02/27/2023	5,000	$1.64
02/28/2023	5,000	$1.59
03/1/2023	5,000	$1.57
03/2/2023	5,000	$1.52
03/3/2023	5,000	$1.50
03/6/2023	5,000	$1.45
03/7/2023	5,000	$1.42
03/8/2023	5,000	$1.44
03/9/2023	5,000	$1.39
03/10/2023	5,000	$1.31
03/13/2023	5,000	$1.28
03/14/2023	5,000	$1.29
03/15/2023	5,000	$1.28
03/16/2023	5,000	$1.28
03/17/2023	5,000	$1.25
03/20/2023	5,000	$1.23
	Total Shares Sold for the period January 9, 2023 through March 20, 2023:
	245,000.

On January 23, 2023 The John Rosatti Family Trust acquired 200,000 shares of the Issuer’s Common Stock pursuant to a Settlement Agreement with the Issuer dated January 11, 2023 (the “Settlement Agreement”) and on January 24, 2023 The John Rosatti Family Trust acquired 849,056 shares of the Issuer’s Common Stock pursuant to the Settlement Agreement.

CUSIP No. 12122L101

Signature

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Persons hereby certifies that the information set forth in this Amendment No. 10 to Schedule 13D is true, complete, and correct.

Dated: March 21, 2023

The John Rosatti Family Trust dated August 27, 2001, as amended

By:	/s/ John Rosatti
Name:	John Rosatti
Title:	Trustee

/s/ John Rosatti
John Rosatti